Mail Stop 4561

February 26, 2007

VIA USMAIL and FAX (617) 236 - 3311

Mr. Douglas T. Linde
Chief Financial Officer
Boston Properties, Inc.
111 Huntington Avenue, Suite 300
Boston, Massachusetts 02199

>   **Re: Boston Properties, Inc.**
>   **Form 10-K for the year ended 12/31/2005**
>   **Filed on 3/16/2006**
>   **File No. 001-13087**

Dear Mr. Douglas T. Linde:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Jorge Bonilla
                    Senior Staff Accountant